UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12 (g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15 (d) of the Securities Exchange Act of 1934.

                         Commission File Number: 1-11438

                                 Worldtex, Inc.
             (Exact name of registrant as specified in its charter)

                       915 Tate Boulevad, S.E., Suite 106
                          Hickory, North Carolina 28602
                                 (828) 322-2242
               (Address, including zip code, and telephone number,
            including area code, of registrant's principal executive
                                    offices)

                     Common stock, par value $.01 per share
                         Preferred stock purchase rights
            (Title of each class of securities covered by this Form)

                                      None
                 (Titles of all other classes of securities for
      which a duty to file reports under section 13 (a) or 15 (d) remains)

      Please  place an X in the  box(es)
to  designate   the   appropriate   rule
provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)      [X]     Rule 12h-3 (b) (1) (i)      [ ]
Rule 12g-4 (a) (1) (ii)     [ ]     Rule 12h-3 (b) (1) (ii)     [ ]
Rule 12g-4 (a) (2) (i)      [ ]     Rule 12h-3 (b) (2) (i)      [ ]
Rule 12g-4 (a) (2) (ii)     [ ]     Rule 12h-3 (b) (2) (ii)     [ ]
                                    Rule 15d-6                  [ ]

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Worldtex, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    March 7, 2002                       By: /S/ MITCHELL R. SETZER
                                                 ------------------------------
                                                 Name:  Mitchell R. Setzer
                                                 Title: Treasurer and Secretary


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.